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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25958

8-65698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2011__ AND ENDING __12/31/2011__

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Cole Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6928 W. Linebaugh Ave, Suite 101

(No. and Street)

Tampa   FL   33625

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company, PA

(Name – *if individual, state last, first, middle name*)

405 North Reo Street, Suite 200 Tampa   FL   33609

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I,   **Robert J. Wood**   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

    J.W. Cole Financial, Inc.   , as

of   **December 31** , 20 **11** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEANNE ARTHUR
MY COMMISSION # DD 741498
EXPIRES: April 7, 2012
Bonded Thru Notary Public Underwriters

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J. W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS

together with

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

 Baumann, Raymondo
& Company PA

CERTIFIED PUBLIC ACCOUNTANTS

J.W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

TABLE OF CONTENTS



Baumann, Raymondo & Company PA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 8, 2012

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS

Cash and cash equivalents	$	534,363
Deposits with clearing organizations		319,688
Receivable from broker-dealers and clearing organizations		161,776
Notes Receivable		51,206
Deposits		11,200
Property and equipment, net of accumulated depreciation of $82,990		240,575
TOTAL ASSETS	$	1,318,808

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	191,050
Retirement plan payable		87,007
Payable to broker-dealers and clearing organizations		244,424
Notes payable		114,578
Total Liabilities		637,059

STOCKHOLDER'S EQUITY

Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding	1,000
Additional paid-in capital	76,500
Retained earnings	604,249
Total Stockholders equity	681,749
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,318,808

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE	
Commissions	$ 19,306,209
TOTAL REVENUE	19,306,209
OPERATING EXPENSES	
Commissions	14,656,243
Salaries and wages	2,095,286
Professional fees	895,647
Licenses, taxes - other and FINRA	271,289
Rent	139,804
Consultants	123,498
Insurance	302,010
Office supplies and miscellaneous	403,181
Computer support and technology	165,513
Depreciation and amortization	15,711
TOTAL OPERATING EXPENSES	19,068,182
OPERATING INCOME	238,027
OTHER INCOME (EXPENSE)	
Interest income	3,505
Other income	32
Interest expense	(2,042)
NET OTHER INCOME	1,495
NET INCOME	$ 239,522

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31,2010	$ 1,000	$ 76,500	$ 639,727	$ 717,227
Distributions	-	-	(275,000)	(275,000)
Net income	-	-	239,522	239,522
BALANCE, DECEMBER 31, 2011	$ 1,000	$ 76,500	$ 604,249	$ 681,749

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 239,522
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	15,711
Increase in deposits with clearing organizations	(27,037)
Decrease in receivable from broker-dealers and clearing organizations	64,445
Increase in accrued expenses	121,050
Increase in retirement plan payable	1,073
Decrease in payable to broker-dealers and clearing organizations	(41,742)
Decrease in notes receivable	14,294
Total adjustments	147,794
Net cash provided by operating activities	387,316

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(14,841)
Net cash used in investing activities	(14,841)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments on notes payable	(8,322)
Distributions	(275,000)
Net cash used in financing activities	(283,322)

NET DECREASE IN CASH	89,153
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 445,210
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 534,363

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid during the year	$ 2,042

NONCASH INVESTING AND FINANCING ACTIVITIES

Financed acquisitions of fixed assets	$ 122,900

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, Fl. The Company is licensed in several other states without having an office in those states.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

Property and Equipment

Property and Equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Securities Transactions

The clearing broker required the Company to make a deposit to secure customers accounts. The amount of this deposit is $75,000. The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense for the year ended December 31, 2011 was $12,736.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company with the consent of its stockholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

The Company adopted the provisions of FASB ASC 740 effective January 1, 2009. The adoption of FASB ASC 740 did not have a material impact on the Company's financial statements.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, commission's receivable, and commissions payable. The recorded values of cash and cash equivalents, commissions receivable, and commissions payable approximate their fair value as of December 31, 2011, because of the relatively short maturity of these instruments.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE B – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations for the year ended December 31, 2011 is $161,776 and $244,424, respectively. The Company clears customer transactions through a broker-dealer on a fully disclosed basis.

NOTE C – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had a net capital of $361,347 which was $261,347 in excess of its required net capital of $100,000; and aggregate indebtedness of $637,059. The Company's ratio of aggregate indebtedness to net capital was 1.76 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space in Tampa, Florida from an entity which is 50% owned by the Company's shareholder. In January 2011, the Company renewed the lease for office space for a period of 36 months ending in December 2013. Minimum monthly payments under the lease are $11,375 in 2012, and $11,944 in 2013.

The future rent payments under this related party lease at December 31, 2011 are as follows:

Year Ended December 31,

2012	$	136,500
2013		143,325
	$	279,825

NOTE E – NOTES PAYABLE

Notes payable consist of the following as of December 31, 2011:

Note payable to a financial institution, monthly installments of $1,320 including interest at 6.54%; collateralized by a vehicle with a net book value of $56,942; maturing on June 2015.	$	48,271
Note payable to a financial institution, monthly installments of $1,124; collateralized by a vehicle with a net book value of $66,870 maturing on October 2016		66,308
	$	114,578

The Company's notes payable are scheduled to mature as follows:

Year Ending December 31,		Amount
2012	$	26,514
2013		27,392
2014		28,329
2015		19,980
2016		12,362
	$	114,578

NOTE F – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE G – COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.902 of which 77.50 shares were issued and outstanding as of December 31, 2011. Distributions are payable when declared by the Board of Directors. During 2011, the Company paid a $275,000 distribution to its shareholder.

NOTE H – LEGAL MATTERS

From time to time, the Company may become involved in legal actions in the ordinary course of business. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse affect upon the Company's operations or financial position. The Company is currently involved in four legal matters which are both in discovery. The Company intends to vigorously defend itself in both cases.

NOTE I – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit sharing plan for all eligible employees at least 21 years of age with at least one year of employment.

Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees first 3% of compensation and a 50% match of the employees next 2% of compensation. The Company's matching contribution to the 401(k) plan was $39,678 for the year ended December 31, 2011. The profit sharing plan also allows the Company to make discretionary contributions which were $87,007 for year ended December 31, 2011. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

NOTE J - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Auto	$	127,900
Office furniture and equipment		104,310
Leasehold Improvements		70,052
Computers		17,078
Other		4,225
		323,565
Less: accumulated depreciation		(80,990)
	$	240,575



Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying financial statements of J.W. Cole Financial, Inc. (the "Company") for the year ended December 31, 2011. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Computation of Aggregate Indebtedness is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all the material respects in relation to the basic financial statements taken as a whole.

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 8, 2012

J.W. COLE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

<u>Net Capital</u>

Stockholder's Equity	$	681,749
Deductions - Non allowable assets:		
Property and equipment, net		240,575
Notes receivable		51,206
Deposits		11,200
Haircut pursuant to 15c3-1 (f)		17,421
Total deductions		320,402
Net capital		361,347
Net capital requirement		100,000
Excess net capital	$	261,347

J.W. COLE FINANCIAL, INC.
RECONCILIATION OF NET CAPITAL
PURSUSANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital per respondents computation	$	691,498
Audit adjustments		9,749
Net adjustments		9,749
Net capital	$	681,749

J.W. COLE FINANCIAL, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital per Schedule 1	$	361,347
Total aggregate indebtedness per Statement of Financial Condition	$	637,059
Percentage of aggregate indebtedness per Statement of Financial Condition		176%

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company had no subordinated claims as of December 31, 2011, or at any time during the year then ended.



Baumann, Raymondo & Company PA

CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of J.W. Cole Financial, Inc. (the "Company") for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 8, 2012



Baumann, Raymondo
& Company PA

CERTIFIED PUBLIC ACCOUNTANTS

<u>INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION</u>

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by J.W. Cole Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. W. Cole Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.W. Cole Financial, Inc.'s management is responsible for J.W. Cole Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa Florida
February 8, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
065698  FINRA  DEC
J W COLE FINANCIAL INC   17*17
6928 W LINEBAUGH AVE STE 101
TAMPA FL 33625-5603
```

John Carlson (813) 935-6776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,905

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,235)

   9-29-2011
   _____
   Date Paid

   C. Less prior overpayment applied   (ө)

   D. Assessment balance due or (overpayment)   670

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum   ө

   F. Total assessment balance and interest due (or overpayment carried forward) $ 670

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 670

   H. Overpayment carried forward $(ө)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J Wupple Financial, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 6th day of February, 20 12

Robert Wood   President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1 - 1___, 2011
and ending ___12 - 31___, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __18,752,942__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   __0__

(2) Net loss from principal transactions in securities in trading accounts.   __0__

(3) Net loss from principal transactions in commodities in trading accounts.   __0__

(4) Interest and dividend expense deducted in determining Item 2a.   __0__

(5) Net loss from management of or participation in the underwriting or distribution of securities.   __0__

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   __0__

(7) Net loss from securities in investment accounts.   __0__

Total additions   __0__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __17,691,696__

(2) Revenues from commodity transactions.   __0__

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __0__

(4) Reimbursements for postage in connection with proxy solicitation.   __0__

(5) Net gain from securities in investment accounts.   __155,266__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   __0__

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   __0__

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   __99,553__

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ___0___

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ___44,500___

Enter the greater of line (i) or (ii)   __44,500__

Total deductions   __17,991,016__

2d. SIPC Net Operating Revenues $ __761,926__

2e. General Assessment @ .0025 $ __1,905__

(to page 1, line 2.A.)

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